EXHIBIT 12.1

Central Vermont Public Service Corporation
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31
(dollars in thousands)

	2010	2009	2008	2007	2006
Earnings, as defined by S-K 503(d):
Pre-tax income from continuing operations	$35,616	$31,423	$27,125	$22,553	$28,107
Plus: distributed income	14,235	10,695	10,694	4,894	2,146
Less: equity in earnings	(21,098)	(17,472)	(16,264)	(6,430)	(3,240)
Less: interest capitalized	(75)	(65)	(105)	(150)	(102)
Less: preference security dividends, as defined	(626)	(558)	(613)	(525)	(572)
Plus: fixed charges, as below	12,949	12,870	13,331	10,371	9,917
Total Earnings, as defined	$41,001	$36,893	$34,168	$30,713	$36,256

Fixed charges, as defined:
Interest on debt	$11,621	$11,715	$11,648	$8,490	$8,271
Interest on uncertain tax positions	0	(127)	39	51	0
Imputed interest in rental charges	702	724	1,031	1,305	1,074
Preferred dividends, as defined	626	558	613	525	572
Total fixed charges, as defined	$12,949	$12,870	$13,331	$10,371	$9,917

Ratio of Earnings to Fixed Charges	3.17	2.87	2.56	2.96	3.66